Exhibit 99.1

VIVOPOWER’S TEMBO SECURES FULL ON ROAD HOMOLOGATION FOR ITS TEMBO TUSKER 100% ELECTRIC VEHICLES IN US$10 bn AUSTRALASIAN PICK UP TRUCK MARKET

Tembo Tusker is only the 2nd full electric utility vehicle pick up truck to receive full on road homologation VTA regulatory approval in Australia

Tuskers can now be driven on road and off road in all states and territories across Australia

VTA regulatory approval provides platform for Tembo to accelerate sales and deliveries of Tuskers to customers across all of Australia

LONDON, 18 November 2024 – Tembo E-LV B.V. (“Tembo”), a subsidiary of Nasdaq-listed B Corporation, VivoPower International PLC (Nasdaq: VVPR) (“VivoPower”), is pleased to announce that it has secured full on road homologation vehicle type approval (VTA) for Tembo Tusker 100% electric utility vehicles across the Australia market.

The approval secured by Tembo makes the Tusker only the second full electric ute to receive full on-road homologation in Australia.

VTAs are a critically important regulatory milestone in the Australasian pick-up truck market, which we estimate to be approximately US$10 billion. Without VTAs, vehicles are not considered homologated and cannot be legally driven on public roads across Australia and New Zealand. They are crucial for ensuring that vehicles, including EVs, meet essential safety, environmental, and anti-theft standards before hitting the road. Under the Road Vehicle Standards (RVS) legislation, these approvals – managed by the Department of Infrastructure, Transport, Regional Development, and Communications – verify that EVs comply with stringent national regulations covering design, construction, and performance. As EV adoption accelerates, VTAs become vital in regulating new fully electric vehicle models in the market. They address unique EV-specific standards, such as battery safety and charging capabilities, helping manufacturers demonstrate compliance with local regulations. This not only enhances road safety but also builds consumer confidence in innovative EV technologies.

Tembo is currently in the process of securing similar clearance for Tuskers in New Zealand.

Chris Mallios, Chief Commercial Officer, VivoPower, said: “The Tembo Tusker range will augment our conversion programmes, increasing choices for Tembo’s B2B customer base and target market. Depending on where a fleet customer is in their fleet replacement cycle and/or depending on their strategic requirements and total cost of ownership considerations, we will now be able to offer a choice of a full electric utility vehicle or a conversion of an existing utility vehicle. This expanded offering underscores Tembo’s commitment to providing tailored sustainable energy solutions to meet the diverse requirements of our global customer base.”

The Tembo Tusker range is available in single (Tusker-S) and dual-cab (Tusker-D) body configurations, with both 65Kwh and 77Kwh variants providing ranges of 330 km to 400 km, on a single charge, respectively. The vehicles will have a payload capacity of 1000 kg and an unbraked towing capacity of 750 kg.

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Tembo will now seek to fast-track its strategy of bringing the Tuskers to other markets where it has customers and partners, including the United Arab Emirates, Africa, Europe, Asia, and Canada, amongst others.

About VivoPower

Established in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications as well as ancillary financing, charging, battery and microgrids solutions. VivoPower’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel covering Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are a 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, construction, infrastructure, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners, helping to perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and seeks to further the circular economy. Tembo is a subsidiary of VivoPower, a Nasdaq-listed B Corporation.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

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